EXHIBIT 99.5

CHILDTIME LEARNING CENTERS, INC.

100,000 UNITS OFFERED PURSUANT

TO RIGHTS DISTRIBUTED TO EACH
HOLDER OF AT LEAST 54 SHARES
OF COMMON STOCK OF
CHILDTIME LEARNING CENTERS, INC.

To Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

     This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering by Childtime Learning Centers, Inc. (the “Company”) to each of the Company’s shareholders who own at least 54 shares of the Company’s common stock (“Common Stock”) as of the close of business on                   , 2003 (the “Record Date”) to acquire up to 100,000 Units, each Unit consisting of $35 principal amount of 15% Subordinated Notes due 2008, and                   shares of Common Stock, at a subscription price of $[158.75] per Unit (the “Subscription Price”). The Rights are described in the Prospectus being distributed herewith and evidenced by a Rights Subscription Certificate registered in your name or the name of your nominee.

     Each beneficial owner of Common Stock registered in your name or the name of your nominee is entitled to one Right for each 54 shares of Common Stock owned by such beneficial owner. Each Right entitles its holder to subscribe for and purchase one Unit for the Subscription Price (the “Basic Subscription Privilege”). The Rights also entitle the holders thereof to subscribe at the Subscription Price for additional Units, not to exceed the number of Units available for such holder to purchase under the Basic Subscription Privilege (the “Over-Subscription Privilege”), subject to proration, as discussed below. Units will be available for purchase pursuant to the Over-Subscription Privilege to those holders who fully exercise their Rights pursuant the Basic Subscription Privilege, to the extent that all the Units are not subscribed for through the exercise of the Basic Subscription Privilege by the Expiration Date (as defined below). If the Units so available (the “Excess Units”) are not sufficient to satisfy all subscriptions pursuant to the Over-Subscription Privilege, the Excess Units will be allocated pro rata (subject to the elimination of fractional Units) among the holders of Rights who exercise their Over-Subscription Privilege based on the ratio that the number of Excess Units bears to the total number of Units that are the subject of over-subscription requests.

     We are asking you to contact your clients for whom you hold Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Rights. Enclosed are copies of the following documents:

1. A Prospectus for the offering;

2. A form of letter which may be sent by you to your clients on whose account you hold Common Stock registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Rights; and

3. A Notice of Guaranteed Delivery for Rights Subscription Certificates.

     Your prompt action is requested. The Rights will expire on                   , 2003, at 5:00 p.m., New York City time, unless the subscription period for this rights offering is extended by the Company, in its sole discretion (the “Expiration Date”).

     To exercise the Rights, a properly completed and executed set of instructions from the beneficial owner to you (unless the guaranteed delivery procedures are complied with) indicating the amount of Rights to be exercised must be delivered to Computershare Trust Company of New York (the “Subscription Agent”), as indicated in the Prospectus, prior to the Expiration Date.

     Additional copies of the enclosed materials may be obtained from the Subscription Agent or the Information Agent, Georgeson Shareholder. You may contact the Subscription Agent at (800) 245-7630 and the Information Agent at (866) 216-0456.

Very truly yours,

CHILDTIME LEARNING CENTERS, INC.

By:

Its: